SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

CSA HOLDINGS INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

126280106
(CUSIP Number)

Emil Assentato
141 Piping Rock Road
Locust Valley, New York 11560
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 126280106	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS: Emil Assentato
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 43,571,429 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 43,571,429 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,571,429 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT IN ROW (11) 43.5% (2)
14	TYPE OF REPORTING PERSON* Emil Assentato: IN

(1) As of the date of the events which require the filing of this Schedule 13D, the Reporting Person beneficially owns 43,571,429 shares of common stock, which includes 43,571,429 shares of common stock held directly by the Reporting Person.

(2) Percentage of class calculated based on an aggregate of 100,264,022 shares issued and outstanding as disclosed in the Form 10-Q filed January 26, 2016, after giving effect to the transactions described in Item 3 and 4 of this Schedule 13D.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of CSA Holdings Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4704 Harlan Street, Suite 520, Denver, CO.

Item 2. Identity and Background.

This statement is being filed by and on behalf of Emil Assentato (“Reporting Person”).

The address of the principal office of the Reporting Person is 141 Piping Rock Road, Locust Valley, New York 11560.

Reporting Person is principally involved in the business of consulting.

Reporting Person is a citizen of United States.

Reporting Person is an accredited investor.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On August 5, 2016, the Reporting Person and Daniel Williams entered into that certain Stock Purchase Agreement (the “Stock Purchase Agreement”), dated August 5, 2016, pursuant to which the Reporting Person acquired shares of common stock of Issuer (the "Shares").

The Reporting Person acquired beneficial ownership of the Shares with his own personal funds.

The Reporting Person did not acquire beneficial ownership of any Shares with borrowed funds.

The issuances of the Shares were made in reliance upon exemptions from registration pursuant to section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated under Regulation D thereunder. The Reporting Person is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Shares of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5. Interest in Securities of the Issuer.

As of August 5, 2016, the Reporting Person beneficially owned an aggregate of 43,571,429 or 43.5% of Issuer’s common stock.

Except as described in this Schedule 13D, the Reporting Person has not effectuated any other transactions involving the Securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any Securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

4.1	Stock Purchase Agreement dated August 5, 2016, by and between Emil Assentato and Daniel Williams

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

September 15, 2016	/s/ Emil Assentato
Emil Assentato

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